JAMES E. TOPINKA

Partner

(415) 591-1519

jtopinka@winston.com

February 17, 2012

VIA EMAIL

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   OPTi Inc.

         Preliminary Proxy Statement on Schedule 14A

         Filed January 12, 2012

         File No. 000-21422

Dear Mr. Mancuso:

Thank you for your comment letter concerning the Preliminary Proxy Statement (the “Statement”) filed by OPTi Inc. (the “Company”). The Company has asked me to respond to your comments on its behalf.

Enclosed is a revised copy of the Statement marked to reflect the Company’s responses to your comments. The following is a brief explanation of the Company’s responses.

1.      As set forth on page 2 of the enclosed Statement, the Company’s financial statements as included in the Company’s most recent Form 10-K (filed on June 29, 2011) and Form 10-Q (filed on February 16, 2012) are incorporated by reference as permitted by Item 14(e)(1) of Schedule 14A.

2.      Expanded information related to the background and reasons for the Company’s Plan of Liquidation, alternatives considered by the Company’s board of directors (the “Board”) and the determination of the length of the liquidation period are set forth on pages 4, 5 and 8 of the enclosed Statement.

3.      As set forth on pages 5 and 9 of the enclosed Statement, the Company has noted that no shareholder (other than members of the Board) had any role in the Board’s decision to wind up and liquidate the Company.

BEIJING CHARLOTTE CHICAGO GENEVA HONG KONG HOUSTON LONDON LOS ANGELES MOSCOW NEW YORK NEWARK PARIS SAN FRANCISCO SHANGHAI WASHINTON, D.C.

February 17, 2012 U.S. Securities and Exchange Commission Page 2

4.	The Board approved an initial distribution of $1.10 per share at its meeting on February 14, 2012; this information is included on page 6 of the enclosed Statement. Given the uncertain nature of the Company’s pending litigation, the Board is currently not able to specify amounts that will be paid in subsequent distributions.

5.	As set forth on pages 6 and 10-11 of the enclosed Statement, a Shareholder Return Bonus in the aggregate amount of $7,200 is currently payable to officers of the Company. Additional amounts may in the future become payable depending on the outcome of the current litigation and any future third party payments received by the Company. As set forth on pages 8 and 11, the Board does not anticipate altering the compensation of its directors or officers.

As noted on page 9 of the Statement, a class action complaint was filed on February 9, 2012 against the Company and its directors alleging breaches of fiduciary duties in connection with approving the Plan of Liquidation and violations of Section 14(a). A copy of the complaint is attached for your information. This litigation is disclosed in the Statement and in the Company’s most recent Quarterly Report on Form 10-Q filed on February 16, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Statement. The Company understands that staff comments, or changes to the Company’s disclosures made in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or by any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (415) 591-1519 or Michael Mazzoni, the Chief Financial Officer of the Company, at (650) 213-8550. Thank you.

Sincerely,

/s/ James E. Topinka

James E. Topinka

Encl:	Consent Solicitation Statement
Class Action Complaint filed February 9, 2012 U.S. District Court for the Northern District of california

cc:	Ms. Allicia Lam, Securities and Exchange Commission (By Email)
Mr. Michael Mazzoni, OPTi Inc. (By Email)